Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

Oct. 5, 2006

Carbon Disclosure Project lauds Catalyst’s climate-change work

Vancouver, BC – Catalyst Paper’s success in improving environmental performance by reducing greenhouse gas emissions has earned it recognition in a report released as part of the Conference Board of Canada’s Carbon Disclosure Project – Canada 280 initiative.

The Carbon Disclosure Project, supported by 225 institutional investors with $31 trillion in assets under management, surveyed more than 2,000 companies worldwide to assess their reaction to the risks and opportunities linked to climate change. Catalyst was one of 280 Canadian companies that participated, and one of only 25 identified as leaders in the Conference Board report.

The report recognized Catalyst for reducing greenhouse gas emissions from its mills by 71 per cent since 1990, the equivalent of permanently removing 250,000 cars from the road. The company achieved the reductions primarily by improving energy and production efficiency and switching to cleaner-burning fuels.

“We have been reducing greenhouse gas emissions for more than a decade, and have seen both environmental and financial benefits,” said Russell J. Horner, Catalyst president and CEO. “Beyond any new regulations that emerge, it’s a prudent risk management step and it puts us in good position to meet emerging market demands for carbon-neutral products.”

Companies that participated in the Carbon Disclosure Project provided details on their carbon emissions, use of energy, and responses to the effect of climate change on their markets and regulatory environments. A copy of the Conference Board’s Canada 280 report is available at www.conferenceboard.ca

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, BC.

For more information:

Lyn Brown
Vice-President, Corporate Affairs and Social Responsibility
604-654-4172